ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

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*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

January 30, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed January 12, 2023 File No. 333-268420

Dear Sir or Madam:

We have electronically filed herewith on behalf of SYLA Technologies Co., Ltd. (the “Company”, “we,” “us,” and “our”) Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form F-1. Amendment No. 4 is marked to show changes made from the previous filing made on January 12, 2023. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Hiroyuki Sugimoto, Chief Executive Officer of the Company, dated January 24, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 3 to Registration Statement on Form F-1 filed January 12, 2023

Business Overview, page 1

1.	Comment: We note your intent to sell the computer maintenance and management services business and manufacture and sale of computers business to a third party. Please explain to us in detail the logistics of the sale, given that the mining computers owned by your customers are in your possession. For example, tell us if the customers will pick up their computers from the data centers and when/if you plan to shut off the computers. Further, tell us when you plan to close the sale of the businesses.

Response: The Company entered into a Business Transfer Agreement with Getworks co., ltd. (“Getworks”) on January 20, 2023. The Company and Getworks closed on the mining machine business transfer on January 23, 2023. Pursuant to the Business Transfer Agreement, the Company transferred to Getworks its entire mining machine business consisting of (i) the mining machines which included all inventory, products in progress and parts (ii) all contractual agreements relating to our mining machine business including all master sales and purchase agreements with parts dealers, license agreements with mining software licensors, electricity supply agreements, telecommunication service agreements, maintenance and management agreements with customers and customer referral agreements and (iii) our customer list including current and prospective customers, in exchange for a cash payment equal to JPY 550,000. The Company owns the building in which the data center is located and the Company leases this building to Getworks. The customers did not pick up their computers from the data center and the Company did not shut off the computers as all of the computers were maintained in the data center and were sold to Getworks pursuant to the Business Transfer Agreement. The entire mining machine business was completely transitioned to Getworks upon closing of the Business Transfer Agreement. The Company called each of its 28 mining machine maintenance customers for their approval to the sale of the mining machine business by the Company to Getworks, which they provided such approval as there was no interruption to their service. The Company transferred all of its contracts with such customers to Getworks pursuant to the Business Transfer Agreement. The Company is no longer involved in the mining machine business and is no more than a landlord to Getworks. Accordingly, the Company has updated the disclosure in Amendment No. 4 to provide for its complete withdrawal from the mining machine business and the Company has filed the Business Transfer Agreement as Exhibit 10.6 to Amendment No. 4.

Index to Financial Statements, page F-1

2.	Comment: Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit in accordance with Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, we have respectfully submitted a request for waiver and representation under Item 8.A.4 of Form 20-F as Exhibit 99.1.

3.	Comment: Given the apparent significance of the combined businesses of mining machine sales and mining machine maintenance and management services, please tell us how you considered the need to provide pro forma financial statements in accordance with Article 11 of Regulation S-X to reflect the disposition. Also, tell us how you considered the need to report discontinued operations in accordance with ASC 205-20.

Response: The Company respectfully advises the Staff that it evaluated the requirements for filing pro forma financial statements under Regulation S-X Article 11 and determined that under the significant subsidiary rules the disposition did not meet the asset, investment, or income threshold tests (<10% under all tests), accordingly, the Company concluded it is not required to prepare pro forma financial statements for the disposition.

The Company also considered the guidance provided in ASC 205-20 to determine whether the sale of mining machine business met the criteria for presentation as discontinued operations. Under ASC 205-20, a disposal transaction meets the definition of discontinued operation if all of the following criteria are met:

a.	The disposal group constitutes a component of an entity or a group of components of an entity.

b.	The component of an entity (or a group of components of an entity) meets the held-for-sale classification criteria, is disposed of by sale, or is disposed of other than by sale (e.g., by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff).

c.	The disposal of a component of an entity (or a group of components of an entity) represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

The Board of Directors of the Company approved to withdraw from the mining machine business on December 30, 2022 and entered into a Business Transfer Agreement with Getworks Co., Ltd. (“Getworks”) on January 20, 2023. The Company and Getworks closed on the mining machine business transfer on January 23, 2023. The Company determined its mining machine business represented a component of an entity that would be classified as held-for-sale as of December 31, 2022.

Next the Company considered whether the disposition represented a strategic shift that has a major effect on its operation and financial results.

ASC 205-20-45-1C indicates that examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographic area, a major line of business, a major equity method investment, or other major parts of an entity. From a quantitative perspective, paragraphs 205-20-55-83 through 55-101 provide examples of strategic shifts and the related illustrative thresholds, which the Company also considered.

The Company concluded that discontinued operation presentation for disposition was not required because the disposal of mining machine business did not represent a strategic shift. Further analysis is provided below for the Staff’s consideration.

Analysis on the strategic shift

The Company respectfully advises that a strategic shift does not occur because the Company’s strategy both prior to and subsequent to the disposal of mining business remains unchanged. Specifically, the Company’s strategy is to support and enrich people’s lives in the era of 100-year life expectancy by democratizing global real estate investment using technology and smart asset management. The sale of mining business does not represent a change in this strategy. The Company continues to operate in the same industry, utilizing the same technology, platforms, and management resources. As such, the Company views the disposal of its mining machine business as a cessation of a small revenue stream as opposed to a strategic shift as it does not significantly change the way the management runs its business operations. Additionally, from a geographical perspective, there is no change in the major cities where the Company operates before and after the disposal of mining machine business.

The Company further evaluated quantitative measures, including:

a.

The assets related to mining machine business represented less than 1% of the total assets on the Company’s unaudited consolidated balance sheet as of June 30, 2022, as filed on the registration statement.

b.

The revenues attributable to mining machine business represented approximately 8.5% of the total consolidated revenues of the Company for the six months ended June 30, 2022 and is expected to be below 5% of the total consolidated revenues of the Company for the year ended December 31, 2022.

c.

Consolidated operating expenses attributable to mining machine business represented approximately 1.4% of the total consolidated operating expenses of the Company for the six months ended June 30, 2022 and is expected to be below 5% of the total consolidated operating expenses of the Company for the year ended December 31, 2022.

Given the analysis of both qualitative and quantitative factors, the Company determined that the disposal of mining machine business did not represent a strategic shift and did not meet the criteria in ASC 205-20 for presentation as discontinued operations.

Note 2 - Summary of Significant Accounting Policies (n) Revenue Recognition

Revenue from sales of mining machines, page F-48

4.	Comment: We note your disclosure stating that revenue from the sale of mining machines occurs at a point in time when customers accept the products. We note from your response to prior comment 2 that your customers may have the computers delivered to their homes, your data center or a third party data center. Please explain to us in greater detail how you have applied the guidance in paragraphs 23 through 26 and paragraph 30 of ASC 606-10-25 when determining that you have satisfied your performance obligation and that control has transferred to your customers when recognizing revenue from the sale of mining machines.

Response: In response to the Staff’s comment, we have performed an analysis of revenue recognition of mining machine sales pursuant to paragraphs 23 through 26 and paragraph 30 of ASC 606-10-25 as follows:

ASC 606-10-25-23

An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

The Company recognizes revenue for mining machines sales upon the customer acceptance of the mining machine, as the control of the mining machine is transferred to the customer upon acceptance. See detailed analysis as follows.

ASC 606-10-25-24

For each performance obligation identified in accordance with paragraphs 606-10-25-14 through 25-22, an entity shall determine at contract inception whether it satisfies the performance obligation over time (in accordance with paragraph 606-10-25-27 through 25-29) or satisfies the performance obligation at a point in time (in accordance with paragraph 606-10-25-30). If an entity does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The Company assesses whether its performance obligation to deliver the mining machine to customers is satisfied over time or at a point in time as follows:

ASC 606-10-25-27

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.

This criterion is not met as the customer does not receive or consume any benefit provided by the Company’s performance, and the Company has no remaining obligation to provide further service, once the customer accepts the mining machine.

b.	The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.

This criterion is not met as the customer does not control the mining machine until it accepts the machine.

c.	The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

This criterion is not met because the Company can sell the mining machine to a different customer or hold the machine for its own use; and the Company does not have an enforceable right to payment until the mining machine is accepted by the customer.

In accordance with ASC 606-10-25-30, if a performance obligation is not satisfied over time, an entity satisfies the performance obligation at a point in time. As none of the criteria set forth in ASC 606-10-25-27 is met, the Company concludes that under the mining machine sales revenue stream, the performance obligation of delivering mining machine to customer is satisfied at a point in time.

ASC 606-10-25-25

Goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways.

The customer obtains control of the mining machine upon the acceptance of the machine. The customer has the ability to direct the use of the machine, as represented by the customer’s ability to direct the Company to deliver the machine to any places agreed upon between the customer and the Company, the ability to direct the Company to activate the mining machine for mining by connecting to a public digital asset mining pool chosen by the customer in its sole discretion, the ability to make request to the Company to either stop the mining or switch to a different mining pool for a different coin and the ability to make other decisions over the operations of the mining machine as we previously responded to the SEC Comment No.2. The customer also has the right to pick up the machine from the data center anytime, with a notification to the Company in advance. The Company has no right in directing the use of the mining machine, and theoretically, if any uninstructed use were to be performed to the mining machine, the customer can observe such uninstructed use by checking the mining machine working status on the public digital asset mining pool, their personal crypto currency wallet status and asking the Company to provide physical machine status through the real-time webcam. No such uninstructed use has ever occurred in reality.

The customer also obtains substantially all of the remaining benefits from the mining machines as the customer can obtain all of the potential cash inflows from the mining operations through the customer owned crypto currency wallet, which is linked to the mining machine.

ASC 606-10-25-26

When evaluating whether a customer obtains control of an asset, an entity shall consider any agreement to repurchase the asset.

The Company does not have any right or obligation to repurchase the mining machine pursuant to the Sales Agreement signed between the Company and the customers.

ASC 606-10-25-30 includes certain indicators of the transfer of control:

a.	The entity has present right to payment for the asset.

According to Article 5 of the Sales Agreement, the Company issues an invoice to the customer upon execution of the Sales Agreement, and the payment is due within 7 days after the issuance of the invoice. The Company has right to payment for the mining machine upon issuance of the invoice.

b.	The customer has legal title to the asset.

According to Article 6 of the Sales Agreement, the title to the mining machine shall be transferred to the customer upon completion of inspection by the customer. The customer has legal title to the asset upon acceptance of the mining machine.

c.	The entity has transferred physical possession of the asset.

According to Article 2 of the Sales Agreement, upon completion of the procurement and assembly of the mining machines, the Company shall deliver the mining machines to a place agreed by both the customer and the Company. As discussed in our response to the previous SEC Comment No. 2, the Company gives the customer the option of either taking the mining machine home or putting it at the data center operated by the Company or at a data center operated by a different company. The customer then tells the Company if they want to take the mining machine home, place it at the data center operated by the Company, or data center operated by a different company, and the Company then proceeds in accordance with the customer’s direction. The customer has the right to pick up the mining machine at the data center anytime, with a notification to the Company in advance.

d.	The customer has the significant risk and rewards of ownership of the asset.

According to Article 6 of the Sales Agreement, any risk of loss, damage, deterioration, theft etc. of the mining machine shall be borne by the Company prior to the delivery and borne by the customer after delivery.

The Company also sends Risk Acknowledgement and Confirmation Form (the “Risk Form”) to its customer together with the Sales Agreement. The Risk Form includes various risks in association with the operation of mining machine, such as the risk that the value of crypto asset may decrease significantly, the risk that the crypto asset will become more difficult to mine, the risk that the mining machine will become unusable due to malfunction, etc. The Risk Form also includes the customer’s responsibility in relation to the operation of mining machine, such as the responsibility for payment of all taxes and dues, selection of pool settings, management of mined crypto assets, etc. The Company walks through with its customer the Risk Form and obtains a signed version from its customer. The signature of the customer represents the acknowledgement of risk by the customer.

The Company is not entitled to any mining benefits generated from the performance of the mining machines. It is the customer, instead of the Company, that obtains all of the potential cash inflows from the mining operations. All the risk and rewards of the mining machine will be transferred to the customer once it accepts the machine by signing the Acceptance Form. See detailed analysis for acceptance in the following indicator.

e.	The customer has accepted the asset.

According to Article 4 of the Sales Agreement, the customer has a 10-day inspection period after delivery. If the customer does not make any request within the 10-day inspection period, the mining machine is deemed to be accepted by the customer. The customer can perform the inspection either through webcam or on site. During the six months period ended June 30, 2022, none of the customer raised any question during the 10-day inspection period and therefore the mining machines are deemed accepted by the customers after the 10-day inspection period.

The Company also sends a Confirmation of Acceptance, Inspection and Delivery (“Acceptance Form”) to its customer for signature upon delivery. Included in the Acceptance Form, there are statements such as “I have reviewed and received all of the documents at the time of delivery”, “I have verified that the machine is operating normally”, “I have confirmed the connection to the wallet”, “I have verified the actual product in the image or photo”, “I have confirmed that a custody and management agreement has been concluded”, “I have confirmed that a written confirmation of risk has already been concluded and reconfirmed the contents of the agreement”, etc. The Company walks through with its customer the Acceptance Form and obtains a signed version from its customer. The signature of the customer represents the acceptance of the mining machine by the customer.

The Company acknowledges that the customer may not have physical possession of the mining machine if the customer require the Company to deliver the mining machine to the data center operated by the Company or other parties, however, the mere lack of physical possession of the mining machine does not preclude the customer from obtaining control of the mining machine as the customer can still direct the use of the mining machine, by having all decision-making control over the operations of the mining machine, and obtain substantially all the remaining benefit from the mining machine, by earning potential cash inflows from mining operations. The Company does not have any decision-making power, does not have the ability to direct the use of the mining machines on any level, and is not entitled to any mining benefits generated from the performance of the mining machines. Therefore, the Company concluded that the control has been transferred to the customer even though the customer may not have physical possession.

Based on the above analysis, the Company concluded it is appropriate to recognize revenue from mining machine sales upon the customer acceptance.

As a related matter, we also note from your response that customers may instruct the company to either stop mining or switch computers to mine a different coin. Please clarify what you mean by the statement that customers are able to switch computers and explain to us how the ability of the customer to mine from a different computer impacts your accounting for the revenue contract(s).

Response: We acknowledge the Staff’s comment. To clarify, the phrase “switch computers to mine a different coin” in our response to Comment 2 in our prior response letter was not meant to be construed as switching from one computer to another computer to mine for different coins but to rather use the same computer to mine for different coins by installing relevant mining software at the direction of the customer. As described in detail in our response to Comment 2 in the prior response letter, the customer tells the Company that the customer wants to switch to mining to a different pool for a different coin, at which point the Company, at the customer’s direction installs the appropriate mining software as selected and requested by the customer and reconfigures the computer as directed by the customer, and the customer then directs the Company to activate that software for mining, and the mining of a different coin in the different mining pool selected by the customer commences.

If the Staff has any further comments regarding Pre-Effective Amendment No. 4 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Benjamin Holt /U.S. Securities and Exchange Commission
Jeffrey Gabor /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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